Exhibit 99.1

ELBIT IMAGING ANNOUNCES RESULTS OF ITS ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Tel Aviv, Israel, October 4, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that at its Annual and Special General Meeting of Shareholders held today, at the Company’s offices in Petah Tiqva, Israel, the following resolutions described in the Proxy Statement to the Shareholders dated August 27, 2018, and detailed hereunder, were approved by the required majority:

1.	To appoint Kost Forer Gabbay & Kasierer (A Member of EY Global), as our independent auditors until the next Annual General Meeting of Shareholders and to authorize the Company’s Board of Directors to determine their fees.
2.	To approve the re-election as directors of Mr. Alon Bachar, Ms. Nitzan Gozlan, Mr. Ron Hadassi, Mr. Boaz Lifschitz and Mr. Nadav Livni, each to hold office until the close of the next Annual General Meeting of Shareholders.
3.	To approve an amendment to the Company’s Articles of Association increasing the authorized share capital of the Company from 11,666,667 Ordinary Shares, no par value, to 50,000,000 Ordinary Shares, no par value.
4.	To approve a Consultancy Agreement with our Director, Mr. Boaz Lifschitz.
5.	To approve an amendment to the compensation policy for the Company’s directors and officers.
6.	To approve an amendment to the compensation package of our CEO and Chairman, Mr. Ron Hadassi.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com